FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                            For the month of June 2006
                                  21 June 2006


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.01   Press release of British Sky  Broadcasting  Group plc
                announcing ESOP Purchase of Shares released on 21 June 2006




                      British Sky Broadcasting Group plc
                                (the "Company")

The Company has received notification today that the Trustee of the British Sky Broadcasting Group Employee Share Ownership Plan (the 'ESOP') purchased 920,000 ordinary shares in the Company on 20 June 2006 at an aggregate price of 562.4426p per share.

The ESOP holds ordinary shares as Trustee of the British Sky Broadcasting Group Long Term Incentive Plan; British Sky Broadcasting Group Management Long Term Incentive Plan; British Sky Broadcasting Group Equity Bonus Plan; British Sky Broadcasting Group Key Contributor Plan; British Sky Broadcasting Group Approved Executive Share Option Scheme; British Sky Broadcasting Group Unapproved Executive Share Option Scheme and the British Sky Broadcasting Group Sharesave Scheme (together the 'Plans').

James Murdoch and Jeremy Darroch are deemed to have an interest in the ordinary shares held by the ESOP as they are potential beneficiaries of the Plans.

Following the above transaction the ESOP holds a total of 3,837,790 ordinary shares in the Company.


Enquiries:

Chris Taylor
Deputy Company Secretary
Tel: 020 7800 4297

21 June 2006



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 21 June 2006                           By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary